CID Holdco, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

SEE ID, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

October 11, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID Holdco, Inc.

Draft Registration Statement on Form S-4

Submitted August 15, 2024

CIK No. 0002033770

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated September 11, 2024 (the “Comment Letter”), in respect of CID Holdco, Inc.’s (“we”, “us”, “our” or the “Registrant”) Draft Registration Statement on Form S-4, submitted to the Commission on August 15, 2024 (the “Draft Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Draft Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-4

Cover Page

1.	Staff’s comment: Please revise your disclosure to include all material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. Refer to Item 1604(a)(2) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amendment.

2.	Staff’s comment: We note references to a PIPE Investment throughout the filing including a discussion of negotiations involving a non-binding letter of intent involving a PIPE investment of up to $25 million dollars at a purchase price of $10 per share. Disclosure elsewhere seems to indicate you have not entered into any PIPE Investment agreements. Please provide clear, consistent disclosure throughout the prospectus. As applicable, please revise your cover page and summary to provide the disclosure required by Item 1604(a)(2) and (b)(5) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 113 of the Amendment.

Summary of the Proxy Statement/Prospectus, page 1

3.	Staff’s comment: Please revise to disclose that the SPAC must complete its initial business combination within forty-six (46) months from the closing of the IPO. See Item 1604(b)(1) of Regulation S-K. Please ensure all the material terms of the de-SPAC transaction are disclosed in the prospectus summary.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 30 of the Amendment.

4.	Staff’s comment: You state that if SUAC does not consummate the Business Combination and fails to complete an initial business combination by November 19, 2024, SUAC will be required to dissolve and liquidate, unless SUAC receives stockholder approval to amend the Existing SUAC Charter to extend the date by which the Business Combination may be consummated. Please disclose whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination. Refer to 1604(b)(6) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page xiv of the Amendment.

5.	Staff’s comment: Please revise the prospectus summary to include conflicts of interest disclosure as required by Item 1604(b)(3) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7, 19 and 117 of the Amendment.

6.	Staff’s comment: Please revise the prospectus summary to include, in tabular format, the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amendment.

7.	Staff’s comment: We note your disclosure that the ShoulderUp Merger, taken together with the SEE ID Merger, is intended to qualify as a tax-deferred exchange for U.S. federal income tax purposes under Section 351 of the Code. Please revise your disclosure to provide counsel’s firm opinion for each material tax consequence or explain why such opinion cannot be given. Please also clearly disclose whether this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explain the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 223 of the Amendment.

8.	Staff’s comment: Please provide the required dilution disclosure in tabular format. Refer to Item 1604(c) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and 8 and 9 of the Amendment.

Selected Historical Consolidated Financial Information of SEE ID, page 14

9.	Staff’s comment: Please add cash flow information for SEE ID Inc. for the years ended December 31, 2023 and 2022.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 15 of the Amendment.

“While we intend to seek stockholder approval of the Business Combination, SUAC’s Sponsor has agreed to vote in favor...”, page 17

10.	Staff’s comment: We note your risk factor indicating that as of the record date, the Sponsor owned 11,800,000 shares of SUAC Common Stock, representing approximately 93.21% of the issued and outstanding SUAC Common Stock. We also note that following the post business combination the Sponsor will own 93.21% of CID Holdco. Please tell us whether you will be deemed to be a “controlled company” under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover, the summary and elsewhere (i) the percent voting power that the controlling stockholder will hold after completion of the offering; (ii) the corporate governance exemptions that will be available to you; and (iii) whether you intend to take advantage of these exemptions.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that while the Sponsor currently owns 93.21% of the issued and outstanding common stock of SUAC, the Sponsor is expected to own less than 50% of the outstanding shares of the Registrant immediately after the completion of the Business Combination. Accordingly, the Registrant will not be a “controlled company” under the applicable Nasdaq listing rules and does not intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Risk Factors

We may be unable to obtain additional financing to complete our initial Business Combination or to fund the operations..., page 17

11.	Staff’s comment: We note the closing condition that SUAC or Holdings, as applicable, must close simultaneously with the closing a line of credit on customary terms of no less than $50,000,000 and no greater than $100,000,000. Please expand your risk factor to disclose, if true, that if the SPAC is unable to consummate the transaction financing and/or equity line of credit, the SPAC may lack funds to consummate the business combination and the Business Combination may not occur.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Amendment.

Our dependence on a limited number of joint design manufacturers and suppliers of manufacturing services..., page 51

12.	Staff’s comment: You state that you have in the past experienced component shortages. Please discuss whether the component shortages had a material impact on the company. In addition, discuss the material terms of your agreements with your suppliers and manufacturers, including the “key supplier in Israel” and the “single joint design manufacturer.”

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that while SEE ID has not experienced component shortages to date, given that SEE ID is not manufacturing directly or indirectly at scale yet, component shortages are always a risk in manufacturing electronics. The long lead times SEE ID has experienced from suppliers for off-the-shelf hardware to date were a significant factor in making the decision to move towards manufacturing its own hardware. However, SEE ID could experience component shortages in the future.

SEE ID’s DotCloud software, which includes its AI engine and the material workflows its customers rely on, gathers data through 6 fundamental technologies:

1)	Manual operator entry

2)	Barcode Scanning

3)	Traditional Passive RFID

4)	Visions Systems

5)	Active (powered) RF Beacons and Sensors

6)	Next Generation Passive RF data collection

Only one of those data sources, Next Generation Passive RF, relies on a key, sole source supplier in Israel. SEE ID believes this supplier is the best global source for chips that harvest RF energy and beacons. While SEE ID can buy inlays that incorporate this chip from four different suppliers, SEE ID understands that these suppliers’ source from the same single source in Israel. In the event that SEE ID’s supply of this chip is interrupted, SEE ID’s solutions will still be able to rely on the 5 other methods of data collection, which would allow us to continue our services.

SEE ID has no supply agreement and conducts procurement by purchase order as needed. Accordingly, the Registrant has revised the disclosure on page 52 of the Amendment to remove the reference to a single joint design manufacturer.

Management of Holdings Following the Business Combination, page 85

13.	Staff’s comment: Please disclose the business experience of Holly Grey and Dr. David Carlson who are identified as directors after the business combination. See Item 401 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 195 of the Amendment.

The Business Combination Agreement, page 96

14.	Staff’s comment: We note your disclosure indicating that on November 27, 2023, SUAC and SEE ID executed a letter of intent (LOI). Please file the LOI and any amendments as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the LOI does not fall within the definition of a material contract because the LOI is not a contract. As in the case of any non-binding letter of intent, at the time such letter was executed by SUAC and SEE ID there was no definitive agreement, plan, arrangement, commitment or understanding, conditional or otherwise, regarding any merger or business combination transaction between the parties. In addition, the non-binding letter of intent was superseded by the Business Combination Agreement. As such, the non-binding letter of intent is not a material contract within the meaning of Item 601(b)(10) of Regulation S-K. The Registrant has also revised the disclosure on page 113 of the Amendment to clarify that the LOI was superseded by the Business Combination Agreement.

Certain Agreements Related to the Business Combination

Registration Rights and Lock-Up Agreement, page 109

15.	Staff’s comment: Please identify the “key stockholders of SEE ID” who are parties to the Registration Rights and Lock-Up Agreement.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 141

16.	Staff’s comment: It is unclear why you describe in footnote D2 that scenario 2 assumes a 50% redemption while you present adjustments referenced to D2 to additional paid-in capital, temporary equity, and common stock under the Scenario 2 column, which assumes a maximum redemption.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 143 of the Amendment.

17.	Staff’s comment: Correct the footnote references to cash adjustments J and I under Scenario 2.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142 of the Amendment.

18.	Staff’s comment: Note L to your Unaudited Pro Forma Condensed Combined Balance Sheet indicates waiver of the full deferred underwriting fees of $11,200,000, however there is no disclosure related to a fee waiver arrangement. Please fully disclose the details of the fee waiver arrangement in your business combination discussion and throughout the filing, as appropriate.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 111 and 163 of the Amendment.

19.	Staff’s comment: Disclose a single total pro forma amount in the line-item for Class A common stock, in the balance sheet columns under the two redemption scenarios.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 143 of the Amendment.

20.	Staff’s comment: Give pro forma effect to any post-balance sheet issuances of SAFE agreements.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amendment.

Information About SUAC, page 148

21.	Staff’s comment: Please revise to indicate whether the sponsors and management and affiliates have a track record with SPACs and, if so, provide balanced disclosure about this record and the outcomes of the prior transactions.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 154 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SUAC

Critical Accounting Estimates, page 160

22.	Staff’s comment: We note you indicate that your non-redemption agreements derivative liability involves critical accounting estimates. Please expand your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 166 of the Amendment.

Business of SEE ID, page 161

23.	Staff’s comment: Please disclose the current state of development of each of your software products and service offerings. With respect to each, indicate if it is currently under development or available for general release to customers. If under development, disclose the anticipated timing for commercial release and the remaining estimated costs necessary to achieve commercialization.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 169 of the Amendment.

24.	Staff’s comment: We note that AI is enabled by or integrated into some of your existing solutions and may play an increased role in your future offerings. Please expand your business operations disclosure to provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use and whether you utilize third-party artificial intelligence products.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 171-173 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SEE ID

Forecasts, page 178

25.	Staff’s comment: We note your fiscal year 2025 forecasts for Bookings, Billings, Revenue, Gross Margin and Gross Margin %. Please revise and enhance disclosures to describe the purpose for which the projections were prepared, the party that prepared the projections, the material assumptions underlying the projections and whether or not the projections still reflect the views of management. Refer to Item 1609 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 186-187 of the Amendment.

26.	Staff’s comment: We note that you indicate that based on your forecast model you anticipate EBITDA positive operations late in the fourth quarter of 2025 or early in 2026. Please enhance your disclosures to provide a discussion regarding your EBITDA projections that complies with Item 10(b) and Item 1609 of Regulation S-K or remove.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 187 of the Amendment to remove the sentence related to EBITDA positive operations.

27.	Staff’s comment: Given your risk factor that “revenue forecasts and projections are likely to be unstable through fiscal year 2025,” please provide the basis for your projections in FY2025.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have considered that the Market Opportunity and TAM (Total Addressable Market) are large enough that there is no market constraint on our initial growth. Early anecdotal experience has been very positive on the growth opportunity reinforcing that data.

Our most significant basis for our projections is the sales pipeline and contract backlog. We enter Q3 with a backlog of just over $1.5M and a sales pipeline of approximately $30M as shown below:

Current Sales Pipeline as of the end of August 2024:

Based on this pipeline, we project $10,325,101 of potential opportunity in the Contract Negotiation phase has a high probability to close within the next quarter. Note that this level has already been discounted from the overall opportunity potential in this phase. For example, one of the deals we are negotiating includes a significant initial payment and a frame contract to spend at least $25M a year in rollout orders going forward. It is also notable that the initial scope of this program is the customer’s U.S. market and doesn’t include expansion to their larger European area or Asian operations.

This example is 1 of the 3 large accounts that are currently in contract negotiations as represented in the sales pipeline figure above. As in all projections, while management is attempting to be conservative in their assumptions, there is risk in each opportunity closing.

This forecast assumes successful launch of the new hardware and software versions planned for the fourth quarter of 2024. No other major launches are tied to this revenue, although we will continue to move along our product roadmap to open new opportunities.

External Economic and Industry Factors can be important:

●	Macroeconomic conditions seem positive: Inflation and interest rates are improving, stimulating the global supply chain and enhancing our business opportunities. We have not assumed any significant slowdown or contraction of our market in 2025.

●	Regulatory Environment requires vigilance: We are very aware of the potential of additional regulation around the use of AI and the cyber issues related to a data driven business. We have dedicated a committee on our board to stay abreast of these developments and give early guidance to steer our resources into compliance areas as they are identified.

Our projections often aim to balance optimism with prudence, focusing on revenue models supported by market opportunity and growth potential but tempered by realistic acknowledgment of business execution risks and external volatility.

Liquidity and Capital Resources, page 182

28.	Staff’s comment: Please disclose at the forefront of your liquidity section that there is substantial doubt about your ability to continue as a going concern.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 192 of the Amendment.

Securities Act Restrictions on Resale of Combined Company Common Stock, page 209

29.	Staff’s comment: Please provide in tabular format the material terms of any agreements regarding restrictions on whether the SPAC sponsor and its affiliates may sell securities of the SPAC. Please refer to Item 1603(a)(9) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 219 and 220 of the Amendment.

Financial Statements, page F-1

30.	Staff’s comment: Please update your financial statement and related information throughout the registration statement. Refer to Rule 8-08 of Regulation S-X for guidance.

Response: The Registrant respectfully acknowledges the Staff’s comment and have updated the financial statements to include the unaudited financial statements as of June 30, 2024 for SUAC and SEE ID.

SEE ID, Inc. Financial Statements

Software Development Costs, page F-54

31.	Staff’s comment: We note on page 162 the Company provides customers with an intelligent, real-time tracking system that enables visibility of high value assets and people from one convenient application. It is unclear why you refer to the guidance in ASC 350-40 and not ASC 985-20 in your policy disclosure. Please expand your policy disclosures to disclose your full compliance with the guidance in ASC 985-20, including the guidance in paragraphs 25-1 and 25-2. Specifically disclose the conditions necessary in order to establish technological feasibility.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that SEE ID believes its software development costs fall in the scope of ASC 350-40, Intangibles --Goodwill and Other --Internal-Use Software because the software is for internal use, including end-users’ interface for the SaaS application. The software: 1) is developed and modified solely to meet the entity’s internal needs and no substantive plan exists or is being developed to market the software externally and 2) is sold as a service to customers where they have access to data stored by SEE ID on SEE ID servers. The company’s customers also do not have the ability or contractual right, nor is it feasible, to take possession of the software (or run the software on its own hardware) at any time. SEE ID believes these criteria conform with the applicable guidance in ASC 350-40-15.

ASC 985-20 is designed for companies developing software for sale or licensing to customers for software that runs on the customer’s on premises infrastructure. Since the company operates as a SAAS company and does not sell or license the software itself, but instead provide access to it as part of a subscription service, and as the software runs on SEE ID’s own infrastructure via the cloud, ASC 985-20 is not applicable to SEE ID’s software development costs.

In the future, SEE ID may apply ASC 985-20 to its costs incurred relating to the development of the software to be embedded on the devices (i.e. firmware embedded on the company’s ZIM Bridge devices) to be sold by SEE ID and used in conjunction with its internal-use software. However, the development of this firmware and the related costs did not begin until September 2024 and therefore this is not applicable to the 2023 audited financial statements.

32.	Staff’s comment: With respect to the amount of capitalized software development costs reported as of your most recent balance sheet date, please provide us a quantified analysis of each project where you have capitalized costs. For each project describe the nature and purpose of the software under development and explain to us in detail us your basis for capitalizing the costs, referring to the applicable supporting accounting literature.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that in response to your request regarding capitalized development costs, we would like to clarify the capitalized costs pertain solely to the development of our internal-use software.

Please see below for a list of our projects and the related costs capitalized during the years ended December 31, 2023 and 2022:

Software Capitalization	Description	2023	2022
BLE Protocol	Software protocol development for communication between bridges	$136,883.01	$27,725.74
Locating Protocol	Software protocol development for locating items	$62,083.67
Web Backend	Software infrastructuring to support web services	$178,379.99	$81,229.27
Rest API	RestFull interface development for 3rd party software connection	$4,236.92	$5,583.23
Web Front End	User interface to web services	$192,641.24	$82,840.40
AWS Services	Development of structure to use AWS service modules	$70,838.03	$36,815.52
CI/CD Pipelines	Integration and deployment tool development	$8,720.01	$1,384.93
LORA LoRa & Reliability	Long range communication protocol development	$18,536.53	$19,277.80
Total Software Capitalization		$672,319.40	$254,856.89

In accordance with ASC 350-40, there are three distinct phases that occur when developing internal-use software:

1. Preliminary Project Stage (350-40-25-1)

Expenses incurred during the Preliminary Project Stage are expensed as incurred. The preliminary project stage begins with the identification of a new service or functionality of the software by management. Once the administrative and planning procedures are finalized with a committed plan for software development, the preliminary project stage is complete and the Application Development Stage begins.

2. Application Development Stage (350-40-25-2 through 350-40-25-5)

Once the project enters the Application Development Stage, capitalization of development costs begins. Within the application development stage, costs incurred relating to development of new features and functionality are capitalized.

SEE ID has an internal team of full-time engineers dedicated to the development of the software and SEE ID supplements its internal development resources with external consultants. All projects are tracked in the Engineering Capitalization spreadsheet maintained by management.

In accordance with ASC 350-40-30-1, SEE ID’s capitalized costs relating to its internal-use software are comprised of: a) direct costs incurred from external consultants in developing the internal-use software, and b) payroll and payroll-related costs (such as, employer payroll taxes, employee benefits and stock-based compensation) for employees who are directly associated with and who devote time to the internal-use computer software project.

Not all costs incurred qualify for capitalization as there is time incurred by those working on the software for training, meetings, and other indirect and general and administrative type functions during the application development stage, which would not be eligible for capitalization under ASC 350-40 and are therefore expensed as incurred.

3. Post implementation-Operation Stage (350-40-25-6)

Internal and external training costs and maintenance costs during the post implementation-operation stage will be expensed as incurred. SEE ID has not yet deployed its software, and the related projects are not yet substantially complete and ready for their intended use. After the projects are ready for their intended use and the software is deployed, SEE ID expects to be making enhancements and adding new features based on market needs and customer feedback, the applicable costs of which will be tracked by project and capitalized in accordance with ASC 350-40.

Note 7. Equity Incentive Plan

Stock Options, page F-59

33.	Staff’s comment: Please explain to us the facts and circumstances concerning the stock options “issued prior to January 1, 2024 that were incorrectly excluded from the total number of stock options for common stock outstanding as of December 31, 2023.” Explain to us how this happened and identify who received the stock option awards. Also explain to us the terms of these awards, if and when did they vest, and when were the persons receiving the awards notified that they were awarded the stock options.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully refers the Staff to the below table embedded in this response, showing on the left (“Original”) the values as represented in the 2022 and 2023 financial statements, and the revised numbers (“Revised”) declared in this filing. Grant dates and vesting dates are clearly indicated in the table below. The individuals were notified in writing on the same date as the grant date.

The discrepancy occurred due to the timing of the adoption of an external capital table management software. Initially, SEE ID’s legal staff created and maintained the option paperwork files which were not subsequently added to the external cap table management software. When preparing SEE ID’s financial statements, SEE ID’s finance team possessed only the paperwork available in the external cap table management software and not the additional records prepared and maintained by its legal staff. This was subsequently discovered during an internal audit of the original grants and board records.

The resulting additional stock-based compensation after these updates amounted to approximately $63,000, and was determined to not be material and therefore was recorded on 1/1/2024 rather than restating the company’s prior issued and audited financial statements.

ORIGINAL							REVISED
Date Notified	Granted Date	Vest Date	Optionee	Vesting Terms	Total Options Granted	Exercise Price	Total Options Granted	Exercise Price	Add’l options	Exercise Price
9/1/2021	9/1/2021	9/1/2026	William Reny	20% (420,000 shares) each year from date of grant	-		2,100,000	$0.0143	2,100,000	$0.0143
9/1/2021	9/1/2021	9/1/2026	Charles Maddox	20% (420,000 shares) each year from date of grant	-		2,100,000	$0.0143	2,100,000	$0.0143
9/1/2021	9/1/2021	9/1/2026	Ed Nabrototzky	20% (420,000 shares) each year from date of grant	-		2,100,000	$0.0143	2,100,000	$0.0143
10/1/2021	10/1/2021	10/1/2021	Robert Novotny	Fully vested on the grant date	300,000	$0.013	300,000	$0.013	-
5/7/2022	5/7/2022	5/7/2022	Vijayan Nambiar	Fully vested on the grant date	6,375,000	$0.010			(6,375,000)	$0.0100
5/7/2022	5/7/2022	5/7/2024	Vijayan Nambiar	1/24 each month from date of grant	6,375,000	$0.010			(6,375,000)	$0.0100
							6,375,000	$0.0042	6,375,000	$0.0042
							6,375,000	$0.0042	6,375,000	$0.0042
2/4/2022	9/1/2022	9/1/2022	Nicholas Dykhuizen	Fully vested on date of grant	10,760	$0.010	10,760	$0.010	-
12/1/2022	12/9/2022	4/23/2024	Benjamin Traines	6-month cliff, then 1/12 each month thereafter	-		10,000	$0.0042	10,000	$0.0042
1/3/2023	1/8/2023	4/23/2024	Shawn Perman	6-month cliff, then 1/12 each month thereafter	-		10,000	$0.0042	10,000	$0.0042
12/6/2022	1/1/2023	2/1/2024	Howard Lefkowitz	8,333 shares each month from date of grant	100,000	$0.010	100,000	$0.010	-
11/21/2022	1/1/2023	2/1/2024	Robert Heggie	8,333 shares each month from date of grant	100,000	$0.010	100,000	$0.010	-
1/19/2023	1/1/2023	2/1/2024	Allan McArtor	8,333 shares each month from date of grant	100,000	$0.010	100,000	$0.010	-
1/19/2023	1/1/2023	2/1/2024	Tony Fuller	8,333 shares each month from date of grant	100,000	$0.010	100,000	$0.010	-
4/4/2023	4/4/2023	5/4/2024	Sheldon Paul	Fully vested on the grant date	-		100,000	$0.0042	100,000	$0.0042
5/30/2023	5/30/2023	6/30/2024	Peyton Yates	1-year cliff, then fully vested on one-year anniversary	-		10,000	$0.0042	10,000	$0.0042
8/29/2023	8/29/2023	9/29/2025	Metanize (Bob Reny)	25,000 shares per month over next 2 years	-		600,000	$0.0042	600,000	$0.0042
11/20/2023	11/21/2023	11/21/2023	Vijayan Nambiar	25,000 shares per month over next 2 years	-		4,425,000	$0.0042	4,425,000	$0.0042
					13,460,760		24,915,760		11,455,000

Note 9. Related Party Transactions, page F-60

34.	Staff’s comment: We note disclosure of various related party transactions on pages 197 - 198. Please fully disclose all related party transactions and relationships in this footnote and in Note 10 on page F-76.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-77 of the Amendment.

Restricted Stock Awards, page F-60

35.	Staff’s comment: Please explain to us the facts and circumstances concerning the restricted stock awards for 16,537,500 shares of common stock “incorrectly excluded from the total number of restricted stock awards for common stock outstanding as of December 31, 2023.” Explain to us how this happened and identify who received the stock option awards. Also explain to us the terms of these awards and when were the persons receiving the awards notified that they were awarded the restricted stock.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the restricted stock awards for 16,537,500 shares of common stock “incorrectly excluded from the total number of restricted stock awards for common stock outstanding at 12/31/2023” were due to additional restricted stock awards (“RSAs”) that were identified after the issuance of the 2023 audited financial statements for Robert Novotny (200,000 - notified via Advisor Agreement dated June 28, 2021), Craig Slayter (100,000 - notified via Advisor Agreement dated June 28, 2021), Douglas Distaso (100,000 - notified via Advisor Agreement dated June 28,2021) and Jerry Martinez (200,000 - notified via Advisor Agreement dated Feb 21, 2022), which were previously treated as “plain” common stock grants and later noted to qualify as RSAs due to the included time-based vesting conditions.

Although 12/8/2020 was our incorporation date, upon further review we determined the date used in the 83b election was 1/4/21, which is our best estimate of when terms of the option were actually established and communicated.

Lastly, and similar to updates in the fair value of SEE ID’s common stock in the stock option calculations, the amounts used for the fair value of SEE ID’s common stock at the time the RSAs were granted were also updated to reflect valuations management deemed more accurate. For example, the fair value of SEE ID’s common stock at the time of grant for RSAs issued to Charlie Maddox (1/4/2021) and Ed Nabrotzky (8/4/2021) of 15,937,500 each, was updated from the self-determined valuations of $0.00078 and $0.013 originally used to $0.0042 because of a 409A valuation (5/4/2022) completed by a third-party that management thought would provide a better basis for valuing the stock.

However, upon further review from a third-party advisor, management was informed that the 409A valuation was not applicable as the 409A valuation date commenced on 5/4/2022, after the period of the grant awards for both Charlie Maddox and Ed Nabrotzky so management decided to revert to the originally used valuations of $0.00078 and $0.013 as these were memorialized in email and in the case of the $0.013 valuation, in a board meeting. This decision changed the resulting stock-based compensation amounts for these RSAs from $66,938 each, to $12,500 and $207,188, respectively. The resulting additional stock-based compensation after these updates amounted to approximately $66,000, was determined to not be material and therefore was recorded on 1/1/2024 rather than restating SEE ID’s prior issued and audited financial statements.

Signatures, page II-8

36.	Staff’s comment: Please list the co-registrant on the signature page as required by Item 1601 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the signature page of the Amendment.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
President
CID Holdco, Inc.

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)